SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/12/04


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

68,200

8. SHARED VOTING POWER
3,000

9. SOLE DISPOSITIVE POWER

189,600_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

189,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.21%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

61,000

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

61,000__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
61,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.67%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.1 to the Schedule 13D filed on October 29, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on August 13, 2004 there were 3,639,068 shares outstanding as of July 31, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 189,600 shares of HCT or 5.21% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 61,000 shares of HCT or 1.67% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 189,600 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 68,200 shares and jointly for 3,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 61,000 shares.

c. During the last sixty days the following shares of common stock were purchased (unless already disclosed)(there were no sales):

Andrew Dakos
11/2/04     5,000 @ 20.9994

Phillip Goldstein
11/2/04        6,000 @ 21
11/4/04        6,000 @ 21
11/12/04       36,000 @ 21

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/22/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos